Exhibit 99.3

Taoping Reports First Half 2023 Financial Results

● 93% Increase in Revenue Compared to First Half of 2022

● 10% Improvement in Net Loss Compared to First Half of 2022

● Company Expects Continued Growth in Second Half of 2023

SHENZHEN, China, September 1, 2023 – Taoping Inc. (NASDAQ: TAOP, the “Company”) today reported financial results for the first six months of its fiscal year ending December 31, 2023.

Mr. Lin Jianghuai, Chairman and CEO of the Company, said: “We started off 2023 at a record pace, with stability coming back following the numerous challenges, closures and tragedies of the COVID pandemic worldwide. Our Team remained focused and continued to execute on our two core business competencies, the Taoping national sales network, and its compatible, highly scalable Smart Cloud platform, which helped drive a Company record 93% increase in revenue for the first six months of 2023, compared to the same period of last year.”

Mr. Lin Jianghuai, continued, “We are on track for further growth in the second half of 2023, led by the rebound in demand from our city partner ecosystem and comprehensive portfolio of core high-value, high-traffic area software development and advertising business solutions, which leverage the Company’s powerful Cloud Nest AI system and intelligent Cloud platform. In addition to our intelligent software and Cloud platform, we have been investing in and expanding our AI-driven portfolio, including AI-related products and servers, to provide customers with fully integrated seamless solutions, as we target opportunities in this fast-growing segment. We are also benefitting from increased business momentum as we capture new business opportunities in the Smart City and new energy sectors. Our impressive progress in 2023 has already resulted in us entering into a series of long-term strategic cooperation agreements with various customers to provide Taoping’s Cloud-based intelligent product solutions, including smart large screen, IoT Smart rest station and off-grid wastewater treatment solutions. We have built an advantageous competitive position and distinctive portfolio of products, which we expect will combine to help us generate significant revenue growth and operating cashflow for the Company and shareholders for year 2023 and beyond.”

Financial Results for the First Six Months of Fiscal Year 2023

Revenue increased 93% to $14.1 million for the first six months of 2023, compared to $7.3 million for the same period of last year. The increase was primarily due to increased revenue from both products and software revenue, as the Company continues to execute on its two core business competencies, the Taoping national sales network, and its compatible, highly scalable cloud platform. The Company expects that revenue for the second half of 2023 will increase as a result of the growth of advertising businesses, as well as product sales of its cloud-based screens, terminals, and other new applications led by the advancement of its cutting-edge Smart City solutions, which seamlessly integrate with the Company’s AI-driven intelligent Cloud platform.

Cost of revenue was $10.2 million for the six months ended June 30, 2023, compared to $4.7 million for the same period of 2022. Gross margin was 27.5% for the first six months ended June 30, 2023 compared with 35.4% for the same period of 2022 reflecting higher costs as the Company focuses on growth and new revenue opportunities. The Company expects that the gross margin for the second half of 2023 will be consistent with the first half of the year.

Administrative expenses increased by $0.8 million, or 24.9%, to $3.8 million for the first six months of 2023, from $3.0 million for the same period of 2022, primarily due to an increase in share-based compensation expense, which was partially offset by a decrease in professional service fees. As a percentage of revenue, administrative expenses decreased to 26.6% for the first six months of 2023, from 41.1% for the same period of 2022. The Company expects that the administrative expenses for the second half of 2023 will decrease as a result of the decrease of share-based compensation.

Research and development (“R&D”) expenses decreased by $0.5 million, or 22.7%, to $1.6 million for the first six months of 2023, from $2.1 million for the same period of 2022, primarily due to the decrease in depreciation expenses of purchased software, and the decrease in payroll and benefits to R&D staff. As a percentage of revenue, R&D expenses decreased to 11.3% for the first six months of 2023, from 28.1% for the same period of last year. R&D expenses for the second half of 2023 are expected to be consistent with revenue growth.

Selling expenses decreased by $0.1 million, or 37.3%, to $0.2 million for the first six months of 2023, from $0.3 million for the same period of 2022. The decrease was primarily due to the decrease of sales related costs. Selling expenses for the second half of 2023 are expected to be consistent with revenue growth.

The Company reduced its net loss by 10% to $1.8 million or $1.10 per basic and diluted share for the six months ended June 30, 2023, compared to a net loss of $2.0 million or $1.26 per basic and diluted share for the same period of 2022, reflecting the higher revenue level and cost containment efforts. On August 1, 2023, the Company implemented a one-for-ten reverse stock split of the Company’s issued and outstanding ordinary shares. Except shares authorized, all references to number of shares, and to per share information in the consolidated financial statements have been retroactively adjusted.

About Taoping Inc.

Taoping Inc. (Nasdaq: TAOP) has a long history of successfully leveraging technology in the development of innovative solutions to help customers in both the private and public sectors to more effectively communicate and market to their desired targets. The Company has built a far-reaching city partner ecosystem and comprehensive portfolio of high-value, high-traffic areas for its products, which are aligned together with Taoping’s smart cloud platform, cloud services and solutions, new media and artificial intelligence. For more information about Taoping, please visit www.taop.com. You can also follow us via LinkedIn, Twitter or YouTube.

Safe Harbor Statement

This press release contains “forward-looking statements” that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this press release, such as statements regarding our estimated future results of operations and financial position, our strategy and plans, and our objectives or goals, are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. We have attempted to identify forward-looking statements by terminology including “anticipates,” “believes,” “can,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “should,” or “will” or the negative of these terms or other comparable terminology. Our actual results may differ materially or perhaps significantly from those discussed herein, or implied by, these forward-looking statements. There are a significant number of factors that could cause actual results to differ materially from statements made in this press release, including: our potential inability to achieve or sustain profitability or reasonably predict our future results due to our limited operating history of providing smart cloud services, the effects of the global Covid-19 pandemic, the emergence of additional competing technologies, changes in domestic and foreign laws, regulations and taxes, uncertainties related to China’s legal system and economic, political and social events in China, the volatility of the securities markets; and other risks including, but not limited to, those that we discussed or referred to in the Company’s disclosure documents filed with the U.S. Securities and Exchange Commission (the “SEC”) available on the SEC’s website at www.sec.gov, including the Company’s most recent Annual Report on Form 20-F as well as in our other reports filed or furnished from time to time with the SEC. The forward-looking statements included in this press release are made as of the date of this press release and the Company undertakes no obligation to publicly update or revise any forward-looking statements, other than as required by applicable law.

For further information, please contact:

Taoping Inc.

Xue Jiang

IR@taop.com

www.taop.com

Global IR Partners

David Pasquale

TAOP@globalirpartners.com

New York Office: +1-914-337-8801

TAOPING INC.

(F/K/A CHINA INFORMATION TECHNOLOGY, INC.)

CONSOLIDATED BALANCE SHEETS

JUNE 30, 2023 AND DECEMBER 31, 2022

	June 30, 2023	December 31, 2022
	(Unaudited)
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$460,147	$1,014,591
Accounts receivable, net	6,260,433	9,201,245
Accounts receivable-related parties, net	51,449	91,371
Advances to suppliers	5,220,446	5,851,381
Prepaid expenses	307,397	-
Inventories, net	5,781,338	356,358
Other current assets	1,565,835	1,554,488
Current assets from discontinued operations	568,367	1,326,265
TOTAL CURRENT ASSETS	20,215,412	19,395,699

Property, equipment and software, net	6,762,448	7,833,902
Right-of-use assets	32,467	48,786
Long-term investments	68,717	95,966
Goodwill	58,922	58,922
Other assets, non-current, net	1,240,191	1,775,540
TOTAL ASSETS	$28,378,157	$29,208,815

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Short-term bank loans	$6,765,931	$7,203,762
Accounts payable	2,139,275	2,287,244
Accounts payable-related parties	889	-
Advances from customers	727,121	622,581
Advances from customers-related parties	88,290	94,832
Amounts due to related parties	3,587,733	3,338,882
Accrued payroll and benefits	653,783	411,995
Other payables and accrued expenses	4,694,607	4,996,344
Income tax payable	84,679	60,054
Lease liability-current	28,595	29,373
Other current liability	74,574	149,148
Current liabilities from discontinued operations	64,575	377,539
TOTAL CURRENT LIABILITIES	18,910,052	19,571,754

Lease liability	4,899	20,369
TOTAL LIABILITIES	18,914,951	19,592,123

EQUITY
Ordinary shares, 2023 and 2022: par $0; authorized capital 100,000,000 shares; shares issued and outstanding, June 30, 2023: 1,844,089 shares; December 31, 2022: 1,587,371 shares*;	163,154,015	161,404,797
Additional paid-in capital	22,447,083	22,447,083
Reserve	10,209,086	10,209,086
Accumulated deficit	(209,863,637)	(208,054,607)
Accumulated other comprehensive income	23,516,659	23,610,333
Total equity of the Company	9,463,206	9,616,692
Non-controlling interest	-	-
Total Equity	9,463,206	9,616,692

TOTAL LIABILITIES AND EQUITY	$28,378,157	$29,208,815

*

On August 1, 2023, the Company implemented a one-for-ten reverse stock split of the Company’s issued and outstanding ordinary shares. Except shares authorized, all references to number of shares, and to per share information in the consolidated financial statements have been retroactively adjusted.

Accompanying notes are provided in the Company’s 6-K filing with the U.S. Securities and Exchange Commission, which are an integral part of the unaudited consolidated financial statements included in such 6-K.

TAOPING INC.

(F/K/A CHINA INFORMATION TECHNOLOGY, INC.)

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE SIX MONTHS ENDED JUNE 30, 2023 AND 2022

	Six Months Ended
	June 30, 2023	June 30, 2022
	(Unaudited)	(Unaudited)
Revenue – Products	$8,074,534	$2,882,990
Revenue – Products-related parties	71,420	-
Revenue – Software	3,777,209	1,785,891
Revenue – Advertising	1,316,932	1,184,761
Revenue – Advertising-related parties	-	12,379
Revenue – Other	835,555	1,416,423
Revenue – Other-related parties	2,359	19,078
TOTAL REVENUE	14,078,009	7,301,522

Cost – Products	7,386,299	2,724,655
Cost – Software	1,711,442	828,310
Cost – Advertising	1,090,137	676,382
Cost – Other	15,231	486,047
TOTAL COST	10,203,109	4,715,394

GROSS PROFIT	3,874,900	2,586,128

Administrative expenses	3,750,087	3,002,768
Research and development expenses	1,585,894	2,050,609
Selling expenses	215,152	343,211
LOSS FROM OPERATIONS	(1,676,233)	(2,810,460)
Subsidy income	142,324	89,596
(Loss) from equity method investment	(836)	(307,403)
Other income (loss), net	40,767	1,511,572
Interest expense and debt discounts, net of interest income	(261,812)	(287,697)
Loss before income taxes	(1,755,790)	(1,804,392)

Income tax expense	(34,513)	(4,283)

Net loss from continuing operations	(1,790,303)	(1,808,675)
Net loss from discontinued operations	(18,727)	(191,880)
NET LOSS	(1,809,030)	(2,000,555)
Less: Net loss attributable to the non- controlling interest	-	-
NET LOSS ATTRIBUTABLE TO THE COMPANY	$(1,809,030)	$(2,000,555)

Loss per share – Basic and Diluted*
CONTINUING OPERATIONS
Basic	$(1.09)	$(1.14)
Diluted	$(1.09)	$(1.14)

DISCONTINUED OPERATIONS
Basic	$(0.01)	$(0.12)
Diluted	$(0.01)	$(0.12)

NET LOSS PER SHARE ATTRIBUTABLE TO THE COMPANY*
Basic	$(1.10)	$(1.26)
Diluted	$(1.10)	$(1.26)

*

On August 1, 2023, the Company implemented a one-for-ten reverse stock split of the Company’s issued and outstanding ordinary shares. Except shares authorized, all references to number of shares, and to per share information in the consolidated financial statements have been retroactively adjusted.

Accompanying notes are provided in the Company’s 6-K filing with the U.S. Securities and Exchange Commission, which are an integral part of the unaudited consolidated financial statements included in such 6-K.